Exhibit 99.1

RESOLUTION

RESOLVED, that the shareholders of USA Technologies, Inc. (the “Company”) hereby request the Company’s board of directors (the “Board”) adopt a policy that the Chairman of the Board be an independent director who has not served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligation.  The policy should also specify (a) how to select a new independent chairman if a current Chairman ceases to be independent during the time between shareholder meetings and (b) that compliance with the policy is excused if no independent director is available and willing to serve as Chairman.

SUPPORTING STATEMENT

Fellow Shareholders:

As a long-term shareholder and former member of the Board, I am proposing that the role of Chairman of the Board be filled by an independent director because I believe the Company requires a fresh perspective and strong independent leadership at the Board level.

It is the responsibility of a board of directors to protect the long-term interests of shareholders by providing independent oversight of management, including the CEO. The Board is further charged to oversee the business and affairs of the Company and ensure the interests of shareholders are protected by maintaining strong corporate governance standards.  In my opinion, the Board has failed to oversee management and has taken numerous actions that have benefitted the Company’s executives at the expense of shareholders.

For example, in fiscal 2012 the Board adjusted financial targets, previously established by the Board, enabling executives to receive stock awards under the Company’s bonus plan. I believe the influence of an executive Chairman has led the Board to take action that focuses on short-term results and advancing executives’ interests at the expense of long-term shareholder value.  The Board has done so despite the presence of a purportedly independent lead director.  I believe that, in view of these actions and the executive scandal that has occurred at the Company, an independent lead director is not enough.

I believe the best way to avoid issues of this sort in the future is to establish strong independent leadership at the Board level through, among other things, an independent chairman.  It appears that the two leading independent proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis, agree. ISS supports the role of an independent Chairman on the Board unless a company satisfies certain criteria, including established corporate governance guidelines (which, in my opinion, the Company has failed to do).  Glass Lewis encourages its clients to support separating the roles of chairman and CEO, believing that it is in the long-term best interests of a company and its shareholders.

I believe establishing an independent Chairman will promote greater management accountability, lead to more objective oversight and evaluation of our CEO, and foster more effective corporate governance.  Accordingly I am asking shareholders to vote FOR this proposal.